

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 13, 2016

Andrew Yakub
Chief Executive Officer
Rayton Solar Inc.
920 Colorado Avenue
Santa Monica, CA 90401

> **Re:** **Rayton Solar Inc.**
> **Offering Statement on Form 1-A**
> **File November 29, 2016**
> **File No. 024-10647**

Dear Mr. Yakub:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

The Offering, page 5

1.   Please tell us with specificity which provision in the subscription agreement refers to the minimum investment size of $500 mentioned on page 5.

Risk Factors, page 6

2.   Please provide us your analysis as to how Sections 4(i), 5 and 6 of Exhibit 4 are consistent with Securities Act Section 14. To the extent those provisions are retained, please revise your disclosure to highlight the risks those provisions pose to investors.

Plan of Distribution and Selling Securityholders, page 16

3.   We note your response to prior comment 3. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering. Please clarify who will review subscription agreements, who will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares, and how they will be contacted. Also, clarify whether the prospective investors may subscribe only through the StartEngine.com website.

Process of Subscribing, page 16

4.   Your response to prior comment 2 and Exhibit 8 identifies a different escrow agent than your disclosure on page 17 and Exhibit 1. Please revise to clarify what entity will serve as escrow agent.

Plan of Operations, page 25

5.   We note your response to prior comments 1 and 6. Please revise to clarify the basis for your statement in the second sentence on page 26.

Security Ownership of Management and Certain Securityholders, page 30

6.   We note that you changed the date but not the information in the table in response to prior comment 10.   However, we note that it appears from the disclosure on page F-17 that the number of outstanding shares increased from approximately 104 million as of December 31, 2015 to approximately 137 million as of June 30, 2016 and that you issued 4 million shares of common stock to Mr. Yakub after December 31, 2015 per the last paragraph on page 29. Given this, please clarify why the numbers in the table did not change despite the updated disclosure.

Securities Being Offered, page 32

7.   We note the reference in section 1(f) of the subscription agreement to consent by the company to a transfer "in its sole discretion." Please disclose any restrictions on alienability of the securities being offered. Refer to Item 14(a)(1)(x) of Part II of Form 1-A. Also, include a risk factor to highlight the risk to investors.

         We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jamie Ostrow, Esq.